UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number 001-38072

___________________

NexGen Energy Ltd.

(Translation of registrant's name into English)

Suite 3150, 1021 - West Hastings Street
Vancouver, B.C., Canada V6E 0C3

(Address of principal executive offices)

___________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐ Form 40-F ☑

INCORPORATION BY REFERENCE

Exhibit 99.1 to this Report on Form 6-K is hereby incorporated by reference as Exhibits to the Registration Statement on Form F-10 of NexGen Energy Ltd. (File No. 333-266575).

EXHIBIT INDEX

Exhibit	Description

99.1	News Release dated November 12, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on November 12, 2024.

NEXGEN ENERGY LTD.

By:	/s/ Benjamin Salter
Name: Benjamin Salter
Title: Chief Financial Officer